The information in this preliminary prospectus supplement is not complete and may be changed.  This preliminary prospectus supplement is not an offer to sell nor does it solicit an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.
Filed Pursuant to Rule 424(b)(7)
Registration No. 333-178094
PRELIMINARY PROSPECTUS SUPPLEMENT
(To Prospectus dated November 21, 2011)

14,741,593,828 Shares

BANCO SANTANDER-CHILE

Common Stock in the Form of Shares or American Depositary Shares
________________

The selling shareholder named in this prospectus supplement is offering        shares of common stock in the form of shares or American Depositary Shares (ADSs).  This prospectus supplement relates to an offering by the international underwriters named in this prospectus supplement of        shares in the form of ADSs in the United States and elsewhere outside Chile.  The Chilean placement agents named in this prospectus supplement are offering         shares in Chile.  Each ADS represents 1,039 shares of our common stock.  The ADSs are evidenced by American Depositary Receipts.

All of the shares will be sold initially by the selling shareholder in one block through a book auction on the Santiago Stock Exchange in a process known as subasta de libro de órdenes, in compliance with Chilean law and the rules of the Santiago Stock Exchange.  All orders of shares of common stock made by prospective purchasers, including by the international underwriters for purposes of the international offering, must be placed through an authorized Chilean broker under Chilean law.  The shares of common stock awarded to the international underwriters in the subasta de libro de órdenes will be eligible for deposit in our American depositary receipt (“ADR”) facility, subject to the terms of our amended and restated deposit agreement dated as of August 4, 2008 (the "Deposit Agreement").  See “Underwriting” in this prospectus supplement.

The ADSs are listed on the New York Stock Exchange under the symbol “SAN” and our shares are listed on the Santiago Stock Exchange, the Bolsa Electronica de Chile and the Valparaiso Stock Exchange.  On November 21, 2011, the last reported closing price of the ADSs on the New York Stock Exchange was US$71.90 per ADS and the last reported closing price of the shares on the Santiago Stock Exchange, the Bolsa Electronica de Chile and the Valparaiso Stock Exchange was Ch$35.83 per share.

Investing in our common stock involves risks that are described in the “Risk Factors” section beginning on page S-13 of this prospectus supplement, as well as in the documents incorporated by reference into the accompanying prospectus.
________________

	Per ADS	ADSs	Per Share	Shares
Public offering price	US$	US$	Ch$	Ch$
Underwriting discount	US$	US$	Ch$	Ch$
Proceeds, before expenses, to the selling shareholder	US$	US$	Ch$	Ch$

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the ADSs or passed upon the accuracy or adequacy of this prospectus supplement.  Any representation to the contrary is a criminal offense.

The ADSs will be ready for delivery on or about       , 2011.

Global Coordinator & Joint Bookrunner

Santander

Joint Bookrunners

BofA Merrill Lynch	Credit Suisse
Co-Manager

Citigroup
________________

The date of this prospectus supplement is       , 2011.

We and the selling shareholder have authorized only the information contained or incorporated by reference in the accompanying prospectus. We and the selling shareholder have not authorized any other person to provide you with information different from or in addition to that included or incorporated by reference in this prospectus supplement or in the accompanying prospectus. Neither we nor the selling shareholder are making an offer to sell the shares of our common stock or ADSs in any jurisdiction where the offer or sale is not permitted. This international offering is being made in the United States and elsewhere solely on the basis of the information contained in this prospectus.  You should not assume that the information in this prospectus supplement or in the accompanying prospectus is accurate as of any date other than the date on the front of those documents. Our business, financial condition, results of operations and prospects may have changed since that date.

___________________

Prospectus Supplement

i

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this offering. The second part, the accompanying prospectus, gives more general information, some of which may not apply to this offering.

If the description of the offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

FORWARD-LOOKING STATEMENTS

The statements contained in this prospectus supplement in relation to our plans, forecasts, expectations regarding future events, strategies and projections are forward-looking statements which involve risks and uncertainties and which are therefore not guarantees of future results.

Our estimates and forward-looking statements are based mainly on our current expectations and estimates on projections of future events and trends, which affect or may affect our businesses and results of operations.  Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to certain risks and uncertainties and are made in light of information currently available to us.  Our estimates and forward-looking statements may be influenced by the following factors, among others:

•	changes in capital markets in general that may affect policies or attitudes towards lending to Chile or Chilean companies;

•	changes in economic conditions;

•	the monetary and interest rate policies of the Banco Central de Chile (the Central Bank);

•	inflation;

•	deflation;

•	increases in defaults by our customers;

•	decreases in deposits, customer loss or revenue loss;

•	unemployment;

•	unanticipated turbulence in interest rates;

•	movements in foreign exchange rates;

•	movements in equity prices or other rates or prices;

•	changes in Chilean and foreign laws and regulations;

•	changes in taxes;

•	competition, changes in competition and pricing environments;

•	our inability to hedge certain risks economically;

•	the adequacy of loss allowances;

•	technological changes;

•	changes in consumer spending and saving habits;

•	increased costs;

•	unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms;

•	changes in, or failure to comply with, banking regulations;

•	our ability to successfully market and sell additional services to our existing customers;

•	disruptions in client service;

•	natural disasters;

•	implementation of new technologies;

•	an inaccurate or ineffective client segmentation model; and

•	other risk factors discussed under “Risk Factors” set forth in our most recent annual report on Form 20-F.

The words “believes,” “expects,” “anticipates,” “projects,” “intends,” “should,” “could,” “may,” “seeks,” “aim,” “combined,” “estimates,” “probability,” “risk,” “VaR,” “target,” “goal,” “objective,” “future” and similar words are intended to identify estimates and forward-looking statements.  Estimates and forward-looking statements are intended to be accurate only as of the date they were made, and we undertake no obligation to update or to review any estimate and/or forward-looking statement because of new information, future events or other factors.  Estimates and forward-looking statements involve risks and uncertainties and are not guarantees of future performance.  Our future results may differ materially from those expressed in these estimates and forward-looking statements.  You should therefore not make any investment decision based on these estimates and forward-looking statements.

CERTAIN TERMS AND CONVENTIONS

In this prospectus supplement, the terms “Santander-Chile,” “the Bank,” “we,” “our” and “us” mean Banco Santander-Chile and its consolidated subsidiaries.

When we refer to “Banco Santander Spain” or “Santander Spain” in this prospectus supplement, we refer to our parent company, Banco Santander, S.A. References to “Santander Group” mean the worldwide operations of the Santander Spain conglomerate, as indirectly controlled by Santander Spain and its consolidated subsidiaries, including Santander-Chile.

In this prospectus supplement, references to the “selling shareholder” is to Teatinos Siglo XXI Inversiones Ltda.

All references herein to “$”, “US$”, “U.S. dollars” and “dollars” are to United States dollars, references to “Chilean pesos,” “pesos” or “Ch$” are to Chilean pesos and references to “UF” are to Unidades de Fomento. The UF is an inflation-indexed Chilean monetary unit with a value in Chilean pesos that changes daily to reflect changes in the official Consumer Price Index of the Instituto Nacional de Estadísticas (the Chilean National Institute of Statistics) for the previous month. We have made rounding adjustments to reach some of the figures included in this prospectus.  As a result, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

PRESENTATION OF FINANCIAL INFORMATION

Santander-Chile is a Chilean bank and maintains its financial books and records in Chilean pesos and prepares its audited consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”).

PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights selected information from this prospectus supplement and may not contain all the information that may be important to you. To understand the terms of the securities being offered by this prospectus supplement, you should read the entire prospectus supplement, the accompanying prospectus and the documents identified in the prospectus under the caption “Where You Can Find More Information.”

The Company

Banco Santander-Chile

We are the largest bank in Chile in terms of total assets, total deposits and shareholders’ equity. As of September 30, 2011, we had total assets of Ch$ 25,655,815 million (US$ 49,371 million), loans net of allowances for loans losses of Ch$ 17,283,814 million (US$ 33,260 million), total deposits of Ch$ 13,892,003 million (US$ 26,733 million) and shareholders’ equity of Ch$ 2,020,737 million (US$ 3,889 million). As of September 30, 2011, we employed 11,706 people (on a consolidated basis) and had the largest private branch network in Chile with 494 branches. Our headquarters are located in Santiago and we operate in every major region of Chile.

We provide a broad range of commercial and retail banking services to our customers, including Chilean peso and foreign currency denominated loans to finance a variety of commercial transactions, trade, foreign currency forward contracts and credit lines and a variety of retail banking services, including mortgage financing. We seek to offer our customers a wide range of products while providing high levels of service. In addition to our traditional banking operations, we offer a variety of financial services including financial leasing, financial advisory services, mutual fund management, securities brokerage, insurance brokerage and investment management.

Our principal executive offices are located at Bandera 140, Santiago, Chile. Our telephone number is +562-320-2000 and our website is www.santander.cl. None of the information contained on our website is incorporated by reference into, or forms part of, this Registration Statement. Our agent for service of process in the United States is Puglisi & Associates located at 850 Library Ave. Suite 204 Newark, Delaware 19711.

Business Overview

We have 494 total branches, 260 of which are operated under the Santander brand name, with the remaining branches under certain specialty brand names, including 98 under the Santander Banefe brand name, 45 under the SuperCaja brand name, 37 under the BancaPrime brand name and 54 as auxiliary and payment centers. We provide a full range of financial services to corporate and individual customers. We divide our clients into the following segments: (i) Commercial Banking and (ii) Global Banking and Markets.

The Commercial Banking segment is comprised of the following sub–segments:

•
Santander Banefe, consisting of individuals with monthly incomes between Ch$150,000 (US$289) and Ch$400,000 (US$770) and served through our Banefe branch network. This segment accounts for 4.4% of our total loans outstanding as of September 30, 2011. This segment offers customers a range of products, including consumer loans, credit cards, auto loans, residential mortgage loans, debit card accounts, savings products, mutual funds and insurance brokerage.

•
Individuals (Commercial Banking), consisting of individuals with a monthly income greater than Ch$400,000 (US$770). Clients in this segment account for 47.3% of our total loans outstanding as of September 30, 2011 and are offered a range of products, including consumer loans, credit cards, auto loans, commercial loans, foreign trade financing, residential mortgage loans, checking accounts, savings products, mutual funds and insurance brokerage.

•
Small and mid-sized companies, consisting of small companies with annual revenue of less than Ch$1,200 million (US$2.3 million). As of September 30, 2011, this segment represented approximately 14.2% of our total loans outstanding. Customers in this segment are offered a range of products, including commercial loans, leasing, factoring, foreign trade, credit cards, mortgage loans, checking accounts, savings products, mutual funds and insurance brokerage.

•
Institutional, such as universities, government agencies, municipalities and regional governments. As of September 30, 2011, these clients represented 2.0% of our total loans outstanding. Customers in this sub-segment are also offered the same products that are offered to the customers in our small businesses segment. This sub-segment is included in the Retail segment because customers in this sub-segment are a potential source for new individual customers.

•
Companies, consisting of companies with annual revenue over Ch$1,200 million (US$2.3 million) and up to Ch$10,000 million (US$19.2 million). Customers in this segment are offered a wide range of products, including commercial loans, leasing, factoring, foreign trade, credit cards, mortgage loans, checking accounts, cash management, treasury services, financial advisory, savings products, mutual funds and insurance brokerage. As of September 30, 2011, these clients represented 8.9% of our total loans outstanding.

•
Real estate, consisting of all companies in the real estate sector with annual revenue over Ch$800 million (US$1.5 million), including construction companies and real estate companies that execute projects for sale to third parties. As of September 30, 2011, these clients represented 3.2% of our total loans outstanding. To these clients we offer, in addition to traditional banking services, specialized services for financing, primarily residential projects, in order to increase the sale of residential mortgage loans.

•
Large corporations, consisting of companies with annual revenue over Ch$10,000 million (US$19.2 million). Customers in this segment are also offered the same products that are offered to the customers in our mid-sized companies segment. As of September 30, 2011, these clients represented 8.9% of our total loans outstanding.

The Global Banking and Markets segment is comprised of the following sub-segments:

•
Corporate, consisting of companies that are foreign multinationals or part of a larger Chilean economic group with sales of over Ch$10,000 million (US$19.2 million). As of September 30, 2011, these clients represented 10.7% of our total loans outstanding. Customers in this segment are offered a wide range of products, including commercial loans, leasing, factoring, foreign trade, mortgage loans, checking accounts, cash management, treasury services, financial advisory, savings products, mutual funds and insurance brokerage.

•
The Treasury Division provides sophisticated financial products mainly to companies in the wholesale banking and the middle-market segments. This includes products such as short-term financing and funding, securities brokerage, interest rate and foreign currency derivatives, securitization services and other tailor made financial products. The Treasury division also manages our trading positions.

In addition, we have a Corporate Activities segment comprised of all other operational and administrative activities that are not assigned to a specific segment or product mentioned above. This segment includes the Financial Management Division, which manages global functions such as the management of our structural foreign exchange gap position, our structural interest rate risk and our liquidity risk. The Financial Management Division also oversees the use of our resources, the distribution of capital among our different units and the overall financing cost of investments.

Competitive Strengths

We believe that our current profitability and competitive advantages are the result of the following strengths:

Profitability, efficiency and financial strength

We have the lowest cost structure in our peer group, which we define as the five largest banks in Chile in terms of shareholders’ equity, and have an efficiency ratio (operating expenses divided by operating revenues) of 37.0% for the year ended December 31, 2010 and 40.5% for the nine month period ended September 30, 2011. Our average return on equity was 29.0% and 20.6% for the same periods, and we had one of the strongest capital positions in our peer group with a ratio of total regulatory capital to risk-weighted assets of 14.52% at December 31, 2010 and 13.94% at September 30, 2011.

Leading market position

We are a market leader in Chile, ranking first or second in most indicators among other banks in our peer group as shown in the following table.

	As of September 30, 2011, unless otherwise noted
	Market Share	Rank
Commercial loans	18.5%	2
Consumer loans	26.8%	1
Residential mortgage loans	23.6%	1
Total loans	20.8%	1
Deposits	18.9%	1
Mutual funds (assets managed)	16.6%	2
Credit card accounts(1)	34.6%	1
Checking accounts(2)	25.3%	1
Branches(3)	18.8%	1

Source: SBIF

(1)	According to latest data available as of June 2011.

(2)	According to latest data available as of April 2011.

(3)	According to latest data available as of June 2011. Excludes special–service payment centers.

We believe this market leadership provides us with a strong competitive position.

Operating in a stable economic environment within Latin America

We conduct substantially all of our business in Chile. The Chilean economy is generally recognized as among the most stable in Latin America, as evidenced by its A+ rating by Standard & Poor’s and Aa3 rating by Moody’s, the highest ratings in the region. Chile has consistently received investment-grade credit ratings since Standard & Poor’s and Moody’s started coverage in 1992 and 1994, respectively.

Opportunity for growth from current and new businesses

We believe there is substantial opportunity for growth based on the relatively low penetration in Chile of retail banking services and fee-based financial products in general.  For example, in Chile only 29% of the workforce has a checking account and the ratio of total consumer loans to GDP is approximately 15.4% as of December 31, 2010.

We believe we are well-positioned to grow in these areas based on our extensive distribution network and our size, which afford us greater marketing opportunities and significant cost synergies.

State-of-the-art integrated technology platform

We operate a customer-centered technology platform that incorporates the standards and processes, as well as the proven innovations, of Banco Santander Spain worldwide.   Because our IT platform is integrated with that of Banco Santander Spain, we are able to support our customers’ global businesses and benefit from a flexible and scalable platform that will support our growth in the country. We are currently in the process of upgrading our customer relationship management system which will enable us to deliver products and services targeted to the needs of individual customers and better integrate our different distribution channels.

Relationship with Banco Santander Spain

We believe that our relationship with our controlling shareholder, Banco Santander Spain, offers us a significant competitive advantage over our peer group. Our relationship with Banco Santander Spain allows us to:

•
leverage the Banco Santander Spain’s global information systems platform, reducing our technology development costs, providing operational synergies with Banco Santander Spain and enhancing our ability to provide international products and services to our customers;

•	access the Banco Santander Spain’s multinational client base;

•
take advantage of the Banco Santander Spain’s global presence, in particular in other countries in Latin America, to offer international solutions for our Latin American corporate customers’ financial needs as they expand their operations globally;

•	selectively replicate or adapt the Banco Santander Spain’s successful product offerings from other countries in Chile;

•
benefit from the Banco Santander Spain’s operational expertise in areas such as internal controls and risk management, which practices have been developed in response to a wide range of market conditions across the world and which we believe will enhance our ability to expand our business within desired risk limits;

•
benefit from the Banco Santander Spain’s management training and development which is composed of a combination of in-house training and development with access to managerial expertise in other Banco Santander Spain units outside Chile.

Although we benefit from our relationship with our controlling shareholder, as a matter of group policy, we are not dependent upon our parent company or other affiliates in the operation of our business.  Funding from our parent company and its affiliates amounted to approximately 4% of our total funding at September 30, 2011.  Although we obtain certain services from our parent company, such as information technology and internal audit, these services are provided at market rates.

Please see "Item 4. Major Shareholders and Related Party Transactions" in our current report on Form 6-K filed on November 21, 2011 ("the September 30, 2011 Form 6-K")

Strategy

Our goal is to create value by leveraging our client base, distribution network and range of services to profit from growth in the Chilean economy, while seeking to maintain our world-class efficiency levels and to proactively manage credit risks by applying our sophisticated credit analysis procedures. Our principal strategy is to actively manage our balance sheet, focusing on capital and continuing to expand our Commercial Banking segment, which includes individuals (from low income to high income), small and mid-sized companies and our middle-market segments.  In the Commercial Banking segment, we expect the Chilean economy to continue growing, which in turn should result in increased banking activity and a rise in bank penetration levels via increased lending and deposits, more checking accounts, greater levels of assets under management and insurance brokerage. We seek to capitalize on this growth by increasing our customer base, leveraging on our extensive distribution network to cross-sell additional services and products and increase product usage. As part of this strategy, we are adopting focused marketing and sales efforts, pursuing strategic alliances with key market players, service providers and universities, selectively investing in our branch network and IT systems, and promoting the use of alternative distribution channels such as the internet, call centers and ATMs.

In our Global Banking and Markets segment (wholesale banking), we expect to continue to focus on non-lending products such as cash management, treasury services, asset management, investment banking and other tailored services to expand profitability. We also will seek to increase the synergies between this segment and Commercial Banking by reaching the employees of our major corporate customers. In the wholesale segment, our goal is to increase revenues by expanding the range of products we offer, cross-selling and focusing on sophisticated services and fee-based products. Historically, there has been low penetration of fee-based services in the Chilean financial market, with financial institutions focusing primarily on asset growth.

We will maintain a commitment to economic, social and environmental sustainability in our procedures, products, policies and relationships.  We will continue building durable and transparent relationships with our customers through understanding their needs and designing our products and services to meet those needs.  We believe that our commitment to transparency and sustainability will help us create a business platform to maintain growth in our operations over the long term and that is instrumental to forge business relationships, improve brand recognition and attract talented professionals.  We will continue to sponsor educational opportunities through our portals to foster future potential customer relationships.

THE OFFERING

Selling Shareholder	Teatinos Siglo XXI Inversiones Ltda., a wholly owned subsidiary of our parent company, Banco Santander Spain.

Securities Offered
The selling shareholder is offering               ADSs, each representing 1,039 shares of our common stock, through the international underwriters in the United States and in other jurisdictions outside of the United States and Chile.

We refer to this offering as the “international offering.”

Chilean offering
Concurrently with the international offering, the selling shareholder is offering                shares of our common stock through the Chilean placement agents to investors in Chile. We refer to this offering as the “Chilean offering.”  We refer to the international offering together with the Chilean offering as the “global offering.”  The closing of the international offering is conditioned upon the closing of the Chilean offering.

Purchase and Settlement
The shares will be sold initially by the selling shareholder in one block through a book auction on the Santiago Stock Exchange in a process known as subasta de libro de órdenes, in compliance with Chilean law and the rules of the Santiago Stock Exchange.  All orders of shares of common stock made by prospective purchasers, including by the international underwriters for purposes of the international offering, must be placed through an authorized Chilean broker under Chilean law.  The shares of common stock awarded to the international underwriters in the subasta de libro de órdenes will be eligible for deposit in our ADR facility, subject to the terms of our Deposit Agreement.  See “Underwriting” in this prospectus supplement.

Lock-up
We and the selling shareholder have agreed that, other than in connection with proprietary trading and trading on behalf of customers, we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act of 1933, as amended, relating to, any shares of our common stock, ADSs or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of the underwriter for a period of 90 days after the date of this prospectus supplement.

Santander-Chile capital stock authorized and outstanding	188,446,126,794 shares of common stock, without par value.

Banco Santander Spain’s direct and indirect control in Santander-Chile:

Before offering	75%

After offering	67.18%

Offering Price	US$ per ADS; Ch$ per share

Use of Proceeds	We will not receive any proceeds from this offering.

Dividend Policy
Our annual dividend is proposed by our Board of Directors and is approved by the shareholders at the annual ordinary shareholders’ meeting held the year following that in which the dividend is proposed. Following shareholder approval, the proposed dividend is declared and paid. Historically, the dividend for a particular year has been declared and paid no later than one month following the shareholders’ meeting. Dividends are paid to shareholders of record on the fifth day preceding the date set for payment of the dividend. The applicable record dates for the payment of dividends to holders of ADSs will, to the extent practicable, be the same as the record dates for holders of shares.

Under the General Banking Law of Chile, a bank must distribute cash dividends in respect of any fiscal year in an amount equal to at least 30% of its net income for that year, as long as the dividend does not result in the bank not being able to comply with applicable minimum capital requirements. The balances of our distributable net income are generally retained for use in our business (including for the maintenance of any required legal reserves). Although our Board of Directors currently intends to pay regular annual dividends, the amount of dividend payments will depend upon, among other factors, our then current level of earnings, capital and legal reserve requirements, as well as market conditions, and there can be no assurance as to the amount or timing of future dividends. We have paid out in the form of dividends, 65%, 65%, and 60% of net income based on the accounting principles issued by the Superintendency of Banks and Financial Institutions (Chilean GAAP) with respect to 2008, 2009 and 2010. See “Item 1: A. Selected Financial Data–Dividends” in our current report on Form 6-K filed on November 21, 2011, incorporated by reference herein.

Risk Factors
For a discussion of specific risks you should consider before purchasing our shares of common stock and our ADSs, please see “Risk Factors” as well as the risk factors contained in the documents incorporated by reference into the accompanying prospectus.

Description of Common Stock and ADSs	For a detailed description of common stock and ADSs, please see “Description of Shares of Our Common Stock” and “Description of American Depositary Shares” in the accompanying prospectus.

Taxation
Dividends payable to holders of common stock, including shares represented by ADSs, are net of foreign currency conversion expenses of the depositary and will be subject to the Chilean withholding tax currently at the rate of 35% (subject to credits in certain cases). For a discussion of certain Chilean and U.S. tax considerations relevant to the purchase and ownership of our common stock and ADSs, see “Taxation.”

Depositary	JPMorgan Chase Bank, N.A.

New York Stock Exchange symbol for Santander-Chile ADR’s	SAN

SUMMARY FINANCIAL AND OPERATING DATA

The following tables present historical financial and operating information about us at the dates and for each of the periods indicated. The following tables should be read in conjunction with, and is qualified in its entirety by reference to, our audited consolidated financial statements as appearing in our Annual Report on Form 20-F for the year ended December 31, 2010 (the “2010 Annual Report”) and our unaudited condensed consolidated interim financial statements at and for the nine month period ended September 30, 2011 and 2010 included in our September 30, 2011 Form 6-K. Our audited and unaudited condensed consolidated interim financial statements are prepared in accordance IFRS issued by the IASB. The historical results presented below are not necessarily indicative of financial results to be expected in future periods.

	For the Nine-Months Ended September 30,			For the Year Ended December 31,
	2011	2011	2010	2010	2010	2009	2008
CONSOLIDATED STATEMENT OF INCOME DATA (IFRS)	in US$ thousand (1)	in Ch$ million (2)		in US$ thousand (1)	in Ch$ million (2)
Net interest income	1,362,752	708,154	707,854	2,008,161	939,719	856,516	892,066
Provision for loan losses	(446,343)	(231,942)	(208,826)	(542,611)	(253,915)	(333,145)	(287,983)
Net fee and commission income	403,021	209,430	193,945	563,269	263,582	254,130	243,129
Operating costs (3)	(710,488)	(369,205)	(335,556)	(965,778)	(451,936)	(407,894)	(428,168)
Other income, net (4)	89,610	46,567	66,506	203,792	95,365	155,927	61,665
Income before taxes	698,552	363,004	423,923	1,266,833	592,815	525,534	480,709
Income tax	(111,503)	(57,943)	(56,752)	(182,375)	(85,343)	(88,924)	(59,742)
Net income	587,049	305,061	367,171	1,084,458	507,472	436,610	420,967
Net income attributable to:
Equity holders of the Bank	580,551	301,684	367,270	1,080,015	505,393	431,557	413,370
Non-controlling interest	6,498	3,377	(99)	4,443	2,079	5,053	7,597
Net income attributable to shareholders per share	0.0031	1.601	1.950	0.0057	2.68	2.29	2.19
Net income attributable to shareholders per ADS (5)	3.20	1,663.36	2,024.94	5.95	2,786.00	2,379.39	2,279.12
Dividends per share (6)		1.52	1.37		1.37	1.13	1.06
Dividends per ADS (6)		1,578.48	1,426.63		1,426.63	1,176.00	1,106.12
Weighted-average shares outstanding (in millions)		188,446.13	188,446.13		188,446.13	188,446.13	188,446.13
Weighted-average ADS outstanding (in millions)		181.37	181.37		181.37	181.37	181.37

	As of September 30,		As of December 31,
	2011	2011	2010	2010	2009	2008
CONSOLIDATED STATEMENT OF FINANCIAL POSITION DATA (IFRS)	in US$ thousand (1)	in Ch$ million (2)	in US$ thousand (1)	in Ch$ million (2)
Cash and balances from the Central Bank	3,488,471	1,812,784	3,765,783	1,762,198	2,043,458	855,411
Financial investments (7)	5,043,037	2,620,614	4,326,605	2,024,635	2,642,649	2,746,666
Loans and accounts receivable from customers plus interbank loans	34,193,002	17,768,394	33,608,894	15,727,282	13,751,276	14,681,088
Loan loss allowance	(932,512)	(484,580)	(909,172)	(425,447)	(349,527)	(274,240)
Financial derivative contracts (assets)	3,871,038	2,011,585	3,471,264	1,624,378	1,393,878	1,846,509
Other non-financial assets (8)	3,708,299	1,927,018	2,944,049	1,377,668	1,291,141	1,229,073
Total assets	49,371,335	25,655,815	47,207,423	22,090,714	20,772,875	21,084,507
Deposits (9)	26,733,384	13,892,003	24,564,999	11,495,191	10,708,791	12,704,428
Other interest bearing liabilities (10)	13,339,744	6,931,998	13,326,123	6,235,959	6,232,982	4,769,980
Financial derivative contracts (liabilities)	3,127,632	1,625,274	3,513,151	1,643,979	1,348,906	1,469,724
Total equity (11)	3,888,649	2,020,737	4,141,418	1,937,977	1,689,903	1,517,649
Attributable to shareholders (12)	3,826,505	1,988,444	4,073,443	1,906,168	1,660,104	1,491,770

	As of		As of
CONSOLIDATED RATIOS	September 30,		December 31,
(IFRS)	2011	2010	2010	2009	2008
Profitability and performance:
Net interest margin (13)	4.70%	5.50%	5.4%	5.30%	5.70%
Return on average total assets (14)	1.71%	2.40%	2.40%	2.20%	2.30%
Return on average equity (15)	20.60%	28.30%	29.00%	27.30%	32.40%
Capital:
Average equity as a percentage of average total assets (16)	8.30%	8.40%	8.40%	8.00%	7.00%
Total liabilities as a multiple of equity (17)	11.70	10.80	10.40	11.30	12.90%
Credit Quality:
Non-performing loans as a percentage of total loans (18)	2.80%	2.66%	2.65%	2.97%	2.61%
Allowance for loan losses as percentage of total loans	2.73%	2.80%	2.71%	2.54%	1.87%
Operating Ratios:
Operating expenses /net operating profit before loan loss (19)	40.50%	37.10%	37.00%	34.20%	37.70%
Operating expenses /average total assets	2.30%	2.40%	2.20%	2.20%	2.50%

OTHER DATA
CPI Inflation Rate (20)	3.27%	1.87%	2.97%	(1.40%)	7.10%
Revaluation (devaluation) rate (Ch$/US$) at period end (20)	10.00%	(4.20%)	(7.52%)	(19.50%)	26.90%
Number of employees at period end	11,706	11,049	11,001	11,118	11,592
Number of branches and offices at period end	494	500	504	498	505

(1)
Amounts stated in U.S. dollars at for the nine-month period ended September 30, 2011, have been translated from Chilean pesos at the interbank market exchange rate of Ch$ 519.65  = US$1.00 as of September 30, 2011. See “Item 3: A. Selected Financial Data—Exchange Rates” in the September 30, 2011 Form 6-K for more information on the observed exchange rate.

(2)	Except per share data, percentages and ratios, share numbers, employee numbers and branch numbers.
(3)
Operating costs is equal to the sum of personnel expenses, administrative expenses, depreciation and amortization and deterioration. See “Note 1—Impairment” to our Audited Consolidated Financial Statements in the 2010 Annual Report.

(4)
Other income, net is the sum of other operating income, other operating expenses, net gains (losses) from mark-to-market and trading and foreign exchange transactions, and gain (loss) from investment in other companies.

(5)	1 ADS = 1,039 shares of common stock.
(6)
The dividends per share  of common stock and per ADS are determined based on the previous year's net income. The dividend per ADS is calculated on basis of 1,039 shares per ADS. Dividend payout was 60% in 2010 and 65% in 2009.

(7)	Includes financial investments held for trading, repos, financial investments available for sale and financial investments held to maturity.
(8)	Includes unsettled transactions, investments in other companies, intangible assets, property plant and equipment, current taxes and deferred taxes.
(9)	Deposits is equal to the sum of the line items on deposits and other demand liabilities and time deposits and other time liabilities.
(10)	Other liabilities is equal to the sum of the line items on investments under repurchase agreements, interbank borrowings, issued debt instruments and other financial liabilities.
(11)
Equity includes equity attributable to Bank shareholders plus non-controlling interest less allowance for mandatory dividends. Provision for mandatory dividends is made pursuant to Article 79 of the Corporations Act, in accordance with the Bank´s internal dividend policy, pursant to wich at least 30% of net income for the period is atributed, except in the case of a contrary resolution adopted at the respective shareholders´meeting by the unanimous vote of the outstanding shares.

(12)	Equity attributable to Bank shareholders is total equity minus non-controlling interest.
(13)	Net interest income annualized dividend by by average interest earning asset (as presented in "Item 3: E. Selected Statistical Information" in the September 30, 2011 Form 6-K)
(14)	Net income for the period annualized divided by average equity total assets (as presented in “Item 3: E. Selected Statistical Information” in the September 30, 2011 Form 6-K).
(15)	Net income for the period annualized divided by average equity (as presented in “Item 3: E. Selected Statistical Information” in the September 30, 2011 Form 6-K).
(16)	This ratio is calculated using total equity including non-controlling interest.
(17)	Total liabilities divided by equity.
(18)	Non-performing loans include the aggregate unpaid principal and accrued but unpaid interest on all loans with at least one installment over 90 days overdue.
(19)
The efficiency ratio is equal to operating expenses over operating income. Operating expenses includes personnel salaries and expenses, administrative expenses, depreciation and amortizations, impairment and other operating expenses. Operating income includes net interest income, net fee and commission income, net income from financial operations (net trading income), foreign exchange profit (loss), net and other other operating income.

(20)	Based on information published by the Central Bank.

RISK FACTORS

Investing in our shares of common stock and our ADSs involves risks. You should carefully consider the risk factors set forth in our 2010 Annual Report before making an investment decision. The risks and uncertainties described below and in our 2010 Annual Report are not the only ones that we face. Additional risks and uncertainties that we do not know about or that we currently think are immaterial may also impair our business operations. Any of the risks described below or in our 2010 Annual Report, if they actually occur, could materially and adversely affect our business, results of operations, prospects and financial condition and the value of your investments.

Risks Relating to our Shares and ADSs

Future sales of shares by us and our shareholders may depress the price of our shares and ADSs.

Future sales of substantial amounts of our common stock or the perception that such future sales may occur, may depress the price of our shares and ADSs. We cannot assure you that the price of our shares and ADSs would recover from any such decline in value.

There may be a lack of liquidity and market for our shares and ADSs.

Our ADSs are listed and traded on the NYSE. Our common stock is listed and traded on the Chilean Stock Exchanges, although the trading market for the common stock is small by international standards. At September 30, 2011, we had 188,446,126,794 shares of common stock outstanding. The Chilean securities markets are substantially smaller, less liquid and more volatile than major securities markets in the United States. According to Article 14 of the Ley de Mercado de Valores, Ley No. 18,045, or the Chilean Securities Market Law, the Superintendencia de Valores y Seguros, or the Superintendency of Securities and Insurance, may suspend the offer, quotation or trading of shares of any company listed on one or more Chilean Stock Exchanges for up to 30 days if, in its opinion, such suspension is necessary to protect investors or is justified for reasons of public interest. Such suspension may be extended for up to 120 days. If, at the expiration of the extension, the circumstances giving rise to the original suspension have not changed, the Superintendency of Securities and Insurance will then cancel the relevant listing in the registry of securities. In addition, the Santiago Stock Exchange may inquire as to any movement in the price of any securities in excess of 10% and suspend trading in such securities for a day if it deems necessary.

Although our common stock is traded on the Chilean Stock Exchanges, there can be no assurance that a liquid trading market for our common stock will continue to exist. Before the offering, approximately 25.0% of our outstanding common stock is held by the public (i.e., shareholders other than Banco Santander Spain and its affiliates), including our shares that are represented by ADSs trading on the NYSE.  A limited trading market in general and our concentrated ownership in particular may impair the ability of an ADS holder to sell in the Chilean market shares of common stock obtained upon withdrawal of such shares from the ADR facility in the amount and at the price and time such holder desires, and could increase the volatility of the price of the ADSs.

USE OF PROCEEDS

The selling shareholder will receive all of the net proceeds from the sale of the shares of our common stock and the sale of the ADSs offered by this prospectus supplement.  We will not receive any proceeds from the offering contemplated by this prospectus supplement.

CAPITALIZATION AND INDEBTEDNESS

The following table sets forth our capitalization and indebtedness as of September 30, 2011, as derived from our unaudited condensed consolidated interim financial statements prepared in accordance with IFRS. As all the shares of common stock and ADSs offered in the global offering are existing shares and we will not receive any proceeds from the global offering, our capitalization will not be affected by the global offering. There has been no material change in our capitalization since September 30, 2011. This table should be read in conjunction with, and is qualified in its entirety by reference to, our audited consolidated financial statements and the unaudited condensed consolidated interim financial statements and the related notes thereto incorporated by reference in the accompanying prospectus.

	As of September 30,
	2011	2011
	in US$ thousand (1)	in Ch$ million
Capitalization

Deposits and other obligations (2)	31,067,260	16,144,102
Bonds (3)	8,684,511	4,512,906
Other financial liabilities	321,357	166,993
Financial derivatives contracts	3,127,632	1,625,274
Total	43,200,760	22,449,275

Shareholders' equity

Paid-in capital and reserve	3,244,812	1,686,167
Other equity accounts	1,141	593
Net income	580,552	301,684
Total	3,826,505	1,988,444

Total capitalization and indebtedness - IFRS	47,027,265	24,437,719

(1)	Based on an exchange rate of Ch$ 519.65 = U.S.$1.00 at September 30, 2011.
(2)	Consists of deposits and other demand liabilities, investments under repurchase agreements, interbank borrowings and time deposits and other time liabilities.
(3)	Consists of mortgage finance bonds, senior bonds and subordinated bonds.

PRINCIPAL AND SELLING SHAREHOLDERS

The Santander Group is the largest private financial group in Spain.  Through organic growth and acquisitions in Chile, Mexico, Colombia, Argentina and Brazil, among other countries, the Santander Group has grown to become the largest bank in Latin America, measured by assets.  As a result of its voting control over us, the Santander Group is in a position to cause the election of a majority of Board of Directors and to determine substantially all matters to be decided by a vote of shareholders.

As of September 30, 2011, Banco Santander Spain indirectly controlled 75% of our total capital stock through its holdings in Teatinos Siglo XXI Inversiones Ltda. and Santander-Chile Holding, which are controlled subsidiaries.  The Santander Group has a strong influence on our strategies and operations.  Our relationship with the Santander Group has provided us with access to the expertise of the Santander Group in areas such as technology, product innovation, human resources and internal audit control systems.  In addition, the Santander Group requires us to follow its banking policies, procedures and standards, especially with respect to credit approval and risk management.  Such policies and expertise have been successfully used by the Santander Group in the Spanish and other banking markets, and we believe that such policies and expertise have had and will continue to have a beneficial effect upon our operations.

The following table presents the beneficial ownership of our common shares as of November 21, 2011.

Principal Shareholders	Common Shares	Percentage of Outstanding Common Shares
Teatinos Siglo XXI Inversiones Ltda.	74,512,075,401	39.54%
Santander Chile Holding S.A.	66,822,519,695	35.46%

Selling shareholder

The selling shareholder, Teatinos Siglo XXI Inversiones Ltda., is a wholly-owned subdivision of Banco Santander Spain and as of November 21, 2011 owned 74,512,075,401 shares of common stock, including shares represented by ADSs.  See “Underwriting”.

The following table sets forth certain information regarding the shares of our common stock, including shares represented by ADSs, held by the selling shareholder as of November 21, 2011 and as adjusted to show the effects of the global offering.
Selling Shareholder	Number of Shares of Common Stock Beneficially Owned Prior to the Global Offering	Approximate Percentage Beneficially Owned Prior to the Global Offering	Number of Shares of Common Stock Being Offered in the Global Offering	Approximate Percentage of Equity Capital Offered in the Global Offering	Number of Shares of Common Stock Beneficially Owned Immediately After the Global Offering	Approximate Percentage Beneficially Owned Immediately After the Global Offering
Teatinos Siglo XXI Inversiones Ltda.	74,512,075,401	39.54%	14,741,593,828	7.82%	57,770,481,573	31.72%

The address of the selling shareholder is Bandera 140 Piso 20 Santiago, Chile. Following the offerings Banco Santander Spain will control 67.18% of our common shares.

TAXATION

The following discussion summarizes the material Chilean tax and U.S. federal income tax consequences to beneficial owners arising from the purchase, ownership and disposition of the common stock and ADSs. The summary does not purport to be a comprehensive description of all potential Chilean tax and U.S. federal income tax considerations that may be relevant to a decision to purchase, own or dispose of the common stock and ADSs and is not intended as tax advice to any particular investor. This summary does not describe any tax consequences arising under the laws of any state, locality or other taxing jurisdiction other than Chile and the United States. There is currently no income tax treaty between the United States and Chile.

Prospective purchasers of the common stock and ADSs should consult their own tax advisors as to the Chilean, United States or other tax consequences of the purchase, ownership and disposition of the common stock and ADSs in their particular circumstances, as well as the application of state, local, foreign or other tax laws.

Chilean Tax Considerations

The following discussion is based on material Chilean income tax laws presently in force, including Ruling No. 324 of January 29, 1990 of the Chilean Internal Revenue Service and other applicable regulations and rulings.  The discussion summarizes the material Chilean income tax consequences of an investment in the ADSs or shares of common stock received in exchange for ADSs by an individual who is not domiciled in or a resident of Chile or a legal entity that is not organized under the laws of Chile and does not have a permanent establishment located in Chile, which we refer to as a foreign holder.  For purposes of Chilean law, an individual holder is a resident of Chile if he or she has resided in Chile for more than six consecutive months in one calendar year or for a total of more than six months, whether consecutive or not, in two consecutive tax years.  An individual holder is domiciled in Chile if he or she resides in Chile with the purpose of staying in Chile (such purpose to be evidenced by circumstances such as the acceptance of employment within Chile or the relocation of his or her family to Chile).  This discussion is not intended as tax advice to any particular investor, which can be rendered only in light of that investor’s particular tax situation.

Under Chilean law, provisions contained in statutes such as tax rates applicable to foreign holders, the computation of taxable income for Chilean purposes and the manner in which Chilean taxes are imposed and collected may be amended only by another statute.  In addition, the Chilean tax authorities issue rulings and regulations of either general or specific application interpreting the provisions of Chilean tax law.  Pursuant to Article 26 of the Chilean Tax Code, Chilean taxes may not be assessed retroactively against taxpayers who in good faith relied on such rulings, regulations and interpretations, but Chilean tax authorities may change such rulings, regulations and interpretations prospectively. On February 4, 2010, a comprehensive income tax treaty between the United States and Chile (the "Proposed U.S.-Chile Treaty") was signed, however such treaty has not yet been ratified by each country and therefore is not yet effective. It is unclear at this time when such treaty will be ratified by both countries. You should consult your tax adviser regarding the ongoing status of this treaty, and if ratified the impact such treaty would have on the consequences described in this prospectus supplement.

Cash Dividends and Other Distributions

Cash dividends paid by us with respect to the ADSs or shares of common stock held by a Foreign Holder will be subject to a 35.0% Chilean withholding tax, which is withheld and paid over by us to the Chilean Treasury.  We refer to this as the Chilean withholding tax. A credit against the Chilean withholding tax is available based on the level of corporate income tax, or first category tax, actually paid by us on the taxable income to which the dividend is imputed; however, this credit does not reduce the Chilean withholding tax on a one-for-one basis because it also increases the base on which the Chilean withholding tax is imposed.  In addition, distribution of book income in excess of retained taxable income is subject to the Chilean withholding tax, but such distribution is not eligible for the credit. Under Chilean income tax law, for purposes of determining the level of the first category tax that has been paid by us, dividends generally are assumed to have been paid out of our oldest retained taxable profits.  From the year 2004, the first category tax rate is 17.0%, resulting in an effective dividend withholding tax rate of approximately 21.69%. As a way to obtain additional funds for the country’s reconstruction plan after the earthquake in February 2010, for the years 2011 and 2012, the first category tax rate is going to be 20.0% and 18.5% respectively, and returning in 2013 to the permanent first category tax rate of 17.0% (Circular Letter No. 95, of 2001 and  63, de 2010).  The foregoing tax consequences apply to cash dividends paid by us.  Dividend distributions made in property (other than shares of common stock) will be subject to the same Chilean tax rules as cash dividends.

Capital Gains

Gains realized on the sale, exchange or other disposition by a foreign holder of ADSs (or ADRs evidencing ADSs) will not be subject to Chilean taxation, provided that such disposition occurs outside Chile.  The deposit and withdrawal of shares of common stock in exchange for ADRs will not be subject to any Chilean taxes.

Gains recognized on a sale or exchange of shares of common stock received in exchange for ADSs (as distinguished from sales or exchanges of ADSs representing such shares of common stock) by a foreign holder will be subject to both the first category tax and the Chilean withholding tax (the former being creditable against the latter) if (1) the foreign holder has held such shares of common stock for less than one year since exchanging ADSs for the shares of common stock, (2) the foreign holder acquired and disposed of the shares of common stock in the ordinary course of its business or as a regular trader of stock or (3) the sale is made to a company in which the foreign holder holds an interest as partner or shareholder (in the case of open stock corporations such interest must be 10.0% or more of the shares).  A 20% withholding will be made on account of the seller's final taxes. In all other cases, gain on the disposition of shares of common stock will be subject only to the first category tax levied as a sole tax. However, in these latter cases, if it is impossible to determine the taxable capital gain, a 5.0% withholding will be imposed on the total amount to be remitted abroad without any deductions as a provisional payment of the total tax due.

The tax basis of shares of common stock received in exchange for ADSs will be the acquisition value of such shares, adjusted according to the domestic inflation variation between the month preceding the acquisition and the month preceding the sale.  The valuation procedure set forth in the Deposit Agreement, which values shares of common stock that are being exchanged at the highest price at which they trade on the Santiago Stock Exchange on the date of the exchange, generally will determine the acquisition value for this purpose.  Consequently, the conversion of ADSs into shares of common stock and sale of such shares of common stock for the value established under the Deposit Agreement will not generate a capital gain subject to taxation in Chile, as long as the sale price is equal to the acquisition price fixed at the moment of the conversion. In the event that the sale price is greater than the acquisition price, said capital gain is subject to the first category tax and the additional taxes mentioned above.

The distribution and exercise of preemptive rights relating to the shares of common stock will not be subject to Chilean taxation.  Amounts received in exchange for the shares or assignment of preemptive rights relating to the shares will be subject to both the first category tax and the Chilean withholding tax (the former being creditable against the latter to the extent described above).

If the Proposed U.S.-Chile Treaty becomes effective, it may further restrict the amount of Chilean tax, if any, imposed on gains derived from the sale or exchange of shares of common stock by U.S. residents eligible for the benefits of the treaty.  If the Proposed U.S.-Chile Treaty becomes effective, U.S. investors should consult their tax advisers as to the applicability of the treaty in their particular circumstances.

The Chilean Internal Revenue Service has not enacted any rule nor issued any ruling about the applicability of the following norms to the foreign holders of ADRs.

Pursuant to an amendment to the Chilean Income Tax Law published on November 7, 2001 (Law No. 19,768, amended by Law 20,448, dated August 13, 2010), the sale and disposition of shares of Chilean public corporations which are actively traded on stock exchanges is exempted from Chilean taxes on capital gains if the sale or disposition was made on a local stock exchange so long as the shares  were purchased on a public stock exchange. However, Law N°20,448 limited this benefit to shares acquired and sold on a local stock exchange, with which it is unlikely that it will apply to the sale of share resulting from an exchange of ADSs. Investors who request delivery of ADSs in the form of shares of common stock should consult with their tax adviser to determine whether such shares will be eligible for the foregoing exemption.

Exempt capital gains - Article 106 of the Chilean Income Tax Law

According to Article 106 of the Chilean Income Tax law, the sale and disposition of shares of Chilean public corporations which are significantly traded on a Chilean stock exchange by foreign institutional investors, such as mutual funds, pension funds and others, is exempted of any Chilean tax on capital gains if the sale or disposition was made through a Chilean stock exchange or a tender offer.

A foreign institutional investor is an entity that is either:

•
a fund that makes public offers of its shares in a country in which public debt has been rated investment grade by an international risk classification agency qualified by the local exchange regulator ("SVS");

•
a fund that is registered with a regulatory entity of a country in which public debt has been rated investment grade by an international risk classification agency qualified by the SVS, provided that the investments in Chile, including securities issued abroad that represent Chilean securities, held by the fund represent less than 30% of its share value;

•
a fund that holds investments in Chile that represent less than 30% of its share value, provided that it proves that no more than 10% of its share value or right for benefits is directly or indirectly owned by Chilean residents;

•
a pension fund that is exclusively formed by individuals that receive their pension on account of capital accumulated in the fund or its main purpose is to finance the funds of individuals and it is regulated and supervised by the competent foreign authority;

•
a fund regulated by Chilean Law Nº 18,657 (referred to as Foreign Capital Investment Funds Law), in which case all holders of its shares must reside abroad or be qualified as local institutional investors; or

•	another kind of institutional foreign investor that complies with the characteristics defined by a regulation with the prior report of the SVS and the Chilean Internal Revenue Service.

In order to be entitled to the exemption, foreign institutional investors, during the time in which they operate in Chile must:

•	be organized abroad and not be domiciled in Chile;

•	prove their qualification as foreign institutional investors as mentioned above;

•	not participate, directly or indirectly, in the control of the issuers of the securities in which it invests and not hold, directly or indirectly, 10% or more of such companies’ capital or profits;

•
execute an agreement in writing with a Chilean bank or securities broker in which the intermediary is responsible for the execution of purchase and sale orders and for the verification, at the time of the respective remittance, that such remittances relate to capital gains that are exempt from income tax in Chile or, if they are subject to income tax, that the applicable withholdings have been made; and

•	register in a special registry with the Chilean Internal Revenue Service.

Exempt capital gains -Article 107 of the Chilean Income Tax Law

According to Article 107 of the Chilean Income Tax Law, the sale and disposition of shares of Chilean public corporations which are significantly traded on a Chilean stock exchange is not levied by any Chilean tax on capital gains if the sale or disposition was made:

•
on a local stock exchange authorized by the SVS or in a tender offer process according to Title XXV of the Chilean Securities Market Law, so long as the shares (1) were purchased on a public stock exchange or in a tender offer process pursuant to Title XXV of the Chilean Securities Market Law, (2) are newly issued shares issued in a capital increase or incorporation of the corporation, or (3) were acquired as a result of the exchange of convertible bonds. In this case, gains exempted from Chilean taxes shall be calculated using the criteria set forth in the Chilean Income Tax Law; or

•
within 90 days after the shares would have ceased to be significantly traded on the stock exchange. In such case, the gains exempted from Chilean taxes on capital gains will be up to the average price per share of the last 90 days in which the shares were significantly traded on the stock exchange. Any gains above the average price will be taxable capital gains.

For purpose of letter (a) and (b) above, shares are considered to be significantly traded on a Chilean stock exchange when they (1) are registered in the securities registry, (2) are registered in a Chilean Stock exchange; and (3) have an adjusted presence equal to or above 25%. Currently, our shares are considered to be significantly traded on a Chilean stock exchange.

Other Chilean Taxes

No Chilean inheritance, gift or succession taxes apply to the transfer or disposition of the ADSs by a foreign holder but such taxes generally will apply to the transfer at death or by a gift of shares of common stock by a foreign holder.  No Chilean stamp, issue, registration or similar taxes or duties apply to foreign holders of ADSs or shares of common stock.

Withholding Tax Certificates

Upon request, we will provide to foreign holders appropriate documentation evidencing the payment of the Chilean withholding tax.

U.S. Federal Income Tax Considerations

In the opinion of our counsel, Davis Polk & Wardwell LLP, the following are the material U.S. federal income tax consequences of owning and disposing of shares of our common stock or ADSs to U.S. holders described below.  It is not a comprehensive description of all of the tax considerations that may be relevant to a particular person’s decision to hold such securities. The discussion applies only if you hold shares of our common stock or ADSs as capital assets for tax purposes (generally, property held for investment purposes) and it does not address special classes of holders, such as:

•	certain financial institutions;

•	insurance companies;

•	dealers and traders in securities who use a mark-to-market method of tax accounting;

•	persons holding shares or ADSs as part of a hedge, “straddle,” conversion transaction, or integrated transaction;

•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•	partnerships or other entities classified as partnerships for U.S. federal income tax purposes;

•	persons liable for the alternative minimum tax;

•	tax-exempt entities, including “individual retirement accounts” or “Roth IRAs”;

•	persons holding shares of our common stock or ADSs that own or are deemed to own ten percent or more of our voting stock; and

•	persons who acquired shares of our common stock or ADSs pursuant to the exercise of any employee stock option plan or otherwise as compensation.

If an entity that is classified as a partnership for U.S. federal income tax purposes holds shares of our common stock or ADSs, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and upon the activities of the partnership. Partnerships holding shares of our common stock or ADSs and partners in such partnerships should consult their tax advisers as to the particular U.S. federal income tax consequences of holding and disposing of the shares of our common stock or ADSs.

As used herein, a “U.S. holder” is a beneficial owner of shares of our common stock or ADSs that is for U.S. federal income tax purposes:

•	a citizen or individual resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state thereof or the District of Columbia; or

•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, all as of the date hereof. These laws are subject to change, possibly on a retroactive basis. It is also based in part on representations by the Depositary and assumes that each obligation under the Deposit Agreement and any related agreement will be performed in accordance with its terms. You should consult your own tax advisers concerning the U.S. federal, state, local and foreign tax consequences of owning and disposing of shares or ADSs in your particular circumstances.

In general, if you own ADSs, you will be treated as the owner of the underlying shares represented by those ADSs for U.S. federal income tax purposes. Accordingly, no gain or loss will be recognized if you exchange ADSs for the underlying shares represented by those ADSs.

The U.S. Treasury has expressed concerns that parties to whom American depositary shares are released prior to delivery of shares to the Depositary (“pre-release”) or intermediaries in the chain of ownership between U.S. holders of American depositary shares and the issuer of the security underlying the American depositary shares may be taking actions that are inconsistent with the claiming of foreign tax credits for holders of American depositary shares. These actions would also be inconsistent with the claiming of the reduced rates of tax, described below, applicable to dividends received by certain non-corporate holders. Accordingly, the creditability of Chilean taxes and the availability of the reduced rates for dividends received by certain non-corporate holders, each described below, could be affected by future actions that may be taken by such parties or intermediaries.

Taxation of Distributions

Subject to the discussion below on passive foreign investment company rules, distributions paid on shares of our common stock or ADSs, other than certain pro rata distributions of common shares or rights, will be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. holders as dividends. Subject to applicable limitations, under current law, certain dividends paid by “qualified foreign corporations” to certain non-corporate U.S. holders in taxable years beginning before January 1, 2013, will be taxable at reduced rates, up to a maximum rate of 15%. A foreign corporation is treated as a qualified foreign corporation with respect to dividends paid on stock that is readily tradable on a securities market in the United States, such as the NYSE where our ADSs are traded. You should consult your own tax advisers to determine whether the favorable rates may apply to dividends you receive and whether you are subject to any special rules that limit your ability to be taxed at the favorable rates. The amount of the dividend will include any amounts withheld by us or our paying agent in respect of Chilean taxes at the effective dividend withholding tax rate as described above under “ — Chilean Tax Considerations.” The amount of the dividend will be treated as foreign-source dividend income to you and will not be eligible for the dividends received deduction generally allowed to U.S. corporations under the Code.

Dividends will be included in your income on the date of your (or in the case of ADSs, the Depositary’s) receipt of the dividend.  The amount of any dividend income paid in Chilean pesos will be the U.S. dollar amount calculated by reference to the exchange rate in effect on the date of receipt regardless of whether the payment is in fact converted into U.S. dollars at that time.  If the dividend is converted into U.S. dollars on the date of receipt, you should not be required to recognize foreign currency gain or loss in respect of the dividend income. You may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of its receipt.

Subject to applicable limitations that may vary depending upon your circumstances, Chilean taxes withheld from cash dividends on shares of our common stock or ADSs, reduced in respect of any first category tax, as described above under “—Chilean Tax Considerations,” generally will be creditable against your U.S. federal income tax liability.  If, however, the Proposed U.S.-Chile Treaty becomes effective, any Chilean income taxes withheld from dividends on shares or ADSs in excess of the rate provided by the treaty will not be creditable by a U.S. holder who is eligible for the benefits of the treaty.  The rules governing foreign tax credits are complex and you should consult your own tax advisers to determine whether you are subject to any special rules that limit your ability to make effective use of foreign tax credits.  Instead of claiming a credit, you may, at your election, deduct such Chilean taxes in computing your taxable income, subject to generally applicable limitations under U.S. law.

Sale or Other Disposition of Shares or ADSs

Subject to the discussion below on passive foreign investment company rules, for U.S. federal income tax purposes, gain or loss you realize on the sale or other disposition of shares of our common stock or ADSs generally will be capital gain or loss, and will be long-term capital gain or loss if you held the shares of our common stock or ADSs for more than one year. Long-term capital gain of a non-corporate U.S. holder is generally taxed at preferential rates. The deductibility of capital losses is subject to certain limitations.  The amount of your gain or loss will be equal to the difference between your adjusted tax basis in the shares of our common stock or ADSs disposed of and the amount realized on the disposition in each case as determined in U.S. dollars.  If a Chilean tax is withheld on the sale or disposition of the shares of our common stock or ADSs, your amount realized will include the gross amount of the proceeds of such sale or disposition before deduction of the Chilean tax.  See “—Chilean Tax Considerations—Capital Gains” for a description of when a disposition may be subject to taxation by Chile.  Such gain or loss generally will be U.S.-source gain or loss for foreign tax credit purposes.  Consequently, you may not be able to use the credit arising from any Chilean tax imposed on the disposition of shares of our common stock or ADSs unless you have other foreign source income in the appropriate foreign tax credit category. If the Proposed U.S.-Chile Treaty becomes effective, however, a U.S. holder who is eligible for the benefits of the treaty may elect to treat disposition gain that is subject to Chilean tax as foreign source gain and claim a credit in respect of the tax.  You should consult your tax advisers as to whether the Chilean tax on gains may be creditable against your U.S. federal income tax on foreign-source income from other sources. Alternatively, instead of claiming a credit, you may elect to deduct otherwise creditable Chilean taxes in computing your income, subject to generally applicable limitations under U.S. law.

Passive Foreign Investment Company Rules

Based on proposed Treasury regulations (“Proposed Regulations”), which are proposed to be effective for taxable years beginning after December 31, 1994, and based on current estimates of our gross income and the nature of our business, we believe that we were not a “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes for the year ended December 31, 2010, and we do not expect to be classified as a PFIC in our current taxable year (although the determination cannot be made until the end of such taxable year). However, since the Proposed Regulations may not be finalized in their current form and because PFIC status depends upon the composition of a company’s income and assets and the market value of its assets (including, among others, less than 25 percent owned equity investments) from time to time, there can be no assurance that we will not be a PFIC for any taxable year.

If we were a PFIC for any taxable year during which you held shares of our common stock or ADSs, gain recognized by you on a sale or other disposition (including certain pledges) of a share of our common stock or an ADS would generally be allocated ratably over your holding period for the share of our common stock or ADS. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the amount allocated to that taxable year. Similar rules would apply to any distribution in respect of shares of our common stock or ADSs that exceeds 125% of the average of the annual distributions on shares of our common stock or ADSs received by you during the preceding three years or your holding period, whichever is shorter. Certain elections (including a mark-to-market election) may be available that would result in alternative treatments of the shares of our common stock or ADSs. In addition, if we were a PFIC in a taxable year in which we pay a dividend or the prior taxable year, the 15% dividend rate discussed above with respect to dividends paid to non-corporate shareholders would not apply.

If we were to be treated as a PFIC in any taxable year, a U.S. holder may be required to file an annual report with the Internal Revenue Service containing such information as the Treasury Department may require.

Information Reporting and Backup Withholding

Payment of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting and may be subject to backup withholding unless (i) you are an exempt recipient or (ii), in the case of backup withholding, you provide a correct taxpayer identification number and certify that you are not subject to backup withholding.

The amount of any backup withholding from a payment to you will be allowed as a credit against your U.S. federal income tax liability and may entitle you to a refund, provided that the required information is timely furnished to the Internal Revenue Service.

Certain U.S. holders who are individuals are required to report information relating to stock of a non-U.S. person, subject to certain exceptions (including an exception for stock held in custodial accounts maintained by a U.S. financial institution).  You should consult your tax advisers regarding the effect, if any, of this legislation on your ownership and disposition of shares of our common stock or ADSs.

UNDERWRITING

The global offering consists of (i) an international offering by the selling shareholder of      shares of our common stock, in the form of ADSs, in the United States and elsewhere outside Chile and (ii) a Chilean offering by the selling shareholder of      shares of our common stock, in the form of shares, inside Chile.

General

Santander Investment Securities Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Credit Suisse Securities (USA) LLC and Citigroup Global Markets Inc. are acting as the international underwriters (the "international underwriters"). We, the selling shareholder and the international underwriters have entered into an international underwriting agreement with respect to the shares in the form of ADSs being offered in the international offering. Subject to the terms and conditions contained in the international underwriting agreement, the selling shareholder has agreed to sell to the international underwriters and the international underwriters have agreed, severally and not jointly, to purchase from the selling shareholder the number of shares in the form of ADSs listed opposite their respective names below.

International Underwriters	Number of ADSs	Number of Shares Represented by ADSs
Santander Investment Securities Inc.
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Credit Suisse Securities (USA) LLC
Citigroup Global Markets Inc.

The international underwriting agreement provides that the obligations of the international underwriters to purchase ADSs included in this offering are subject to approval of legal matters by counsel and to other conditions. The international underwriters have agreed, severally and not jointly, to purchase all the shares in the form of ADSs sold under the international underwriting agreement if any such shares in the form of ADSs are purchased.

We and the selling shareholder have agreed to indemnify the international underwriters against certain liabilities, including certain liabilities under the Securities Act of 1933, as amended (the “Securities Act”), or to contribute to payments the international underwriters may be required to make in respect of those liabilities.

The international underwriters are offering the shares in the form of ADSs, subject to prior sale, when, as and if delivered to and accepted by it, subject to approval of legal matters by its counsel, including with respect to the validity of the shares and ADSs, and other conditions contained in the international underwriting agreement, such as the receipt by the international underwriters of officers’ certificates and legal opinions. The international underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Process for Purchase and Settlement

The aggregate amount of shares available in the global offering will be allocated between the international underwriters and the Chilean placement agents taking into account the orders received in the international offering and the Chilean offering.

In a process known as subasta de libro de órdenes, all of the shares in the global offering will be sold initially by the selling shareholder in one block through a book auction on the Santiago Stock Exchange.  In compliance with Chilean law and the rules of the Santiago Stock Exchange, such initial sale will take place from          , until 3:00 p.m. (Santiago time) on December 6th, 2011 (the “Offer Period”) and Santander S.A. Corredores de Bolsa and Larrain Vial Corredores de Bolsa S.A. will act as Chilean placement agents (the “Chilean Placement Agents”).  To purchase shares for purposes of the international offering, the international underwriters will participate in the subasta de libro de órdenes.

At the commencement of the Offer Period, the selling shareholder, acting through the Chilean Placement Agents, will register this global offering of shares with the Santiago Stock Exchange and such registration will specify the offering characteristics and conditions (the “Offer Conditions”). In order to minimize arbitrage on the Offer Conditions, all or part of those characteristics and conditions may be declared confidential (“Confidential Conditions”) by the Chilean Placement Agents in accordance with notifications previously given to the Santiago Stock Exchange. The Confidential Conditions will be disclosed once the pricing and allocation process is finalized.

On the business day immediately following the expiration of the Offer Period, the purchase price and allocations of the shares being offered by the selling shareholder (including the allocation of shares among the Chilean Placement Agents and the international underwriters) will be determined by the selling shareholder, based on the demand for such shares and certain discretionary matters set forth in the rules of the Santiago Stock Exchange, and the Santiago Stock Exchange will formally award such shares to prospective purchasers.

Pursuant to requirements under Chilean law, the selling shareholder will deliver the shares against payment therefor in Chilean pesos on the second business day in Chile following the formal award of these shares to prospective purchasers through the book-entry system of the Depósito Central de Valores (“DCV”).  The international underwriters will make payment for the shares allocated to them in US dollars, which US dollar amount will be converted to Chilean pesos by us, as exchange rate agent, based on the official US dollar/Chilean peso exchange rate published by the Central Bank of Chile in the Chilean Official Gazzette and on the Central Bank of Chile’s website (www.bcentral.cl) (“the observado rate”) as of the date of pricing.  The shares awarded to the internatinoal underwriters will be deposited with JPMorgan Chase Bank, N.A., the depository (the "Depository") under our Deposit Agreement and the Depository will issue the ADSs representing the shares of common stock so deposited.

The international offering is conditioned on the Chilean offering. If the sale of the shares in the Chilean offering does not close, the sale of the shares in the form of ADSs in the international offering will not close unless the international underwriters elect to waive the closing condition in the international underwriting agreement. The initial offering price per share and ADS and underwriting discount per share and ADS are identical in the international offering and the Chilean offering (converting Chilean pesos into US dollars based on the observado rate as of the date of pricing and adjusting for the ratio of shares of common stock to ADSs).

Commissions and Discounts

The international underwriters have advised us that they propose initially to offer the shares in the form of ADSs to the public at the public offering price listed on the cover page of this prospectus supplement, and to dealers at that price less a concession not in excess of US$            per ADS or Ch$         per share.

After the initial public offering, the public offering price, concession and discount may be changed. The following table shows the public offering price, underwriting discount and proceeds before expenses to the selling shareholder.

	Per ADS	Total ADSs	Per Share	Total Shares
Public offering price
Underwriting discount
Proceeds, before expenses, to the selling shareholder

The expenses of the global offering, not including the underwriting discounts, are estimated to be US$         in total and are payable by the selling shareholder. These expenses consist of the following:

•	a U.S. Securities and Exchange Commission registration fee of US$ .

•	estimated printing expenses of US$ ;

•	estimated legal fees and expenses of US$ ;

•	estimated accounting fees and expenses of US$ ; and

•	estimated miscellaneous fees and expenses of US$ .

No Sales of Similar Securities

We and the selling shareholder have agreed that, other than in connection with proprietary trading and trading on behalf of customers, we and the selling shareholder will not (i) offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, (ii) or enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of our common stock, whether any such swap or transaction described in (i) or (ii) above is to be settled by delivery of shares or such other securities, in cash or otherwise, without the prior written consent of the international underwriters for a period of 90 days after the date of this prospectus supplement.

New York Stock Exchange Listing

The ADSs are listed on the New York Stock Exchange under the symbol ‘‘SAN.’’

Other Relationships

The international underwriters are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, principal investment, hedging, financing and brokerage activities. The international underwriters and their respective affiliates have in the past performed commercial banking, investment banking and advisory services for us from time to time for which they have received customary fees and reimbursement of expenses and may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses. In the ordinary course of their various business activities, the international underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (which may include bank loans and/or credit default swaps) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The international underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments.

Selling Restrictions

General

Except for the Chilean offering, no action has been or will be taken by the selling shareholder that would permit a public offering of the shares or ADSs, or possession or distribution of this prospectus supplement, the accompanying prospectus, any amendment or supplement hereto or thereto, or any other offering or publicity material relating to the shares and ADSs in any country or jurisdiction outside the United States where, or in any circumstances in which, action for that purpose is required. Accordingly, the shares and ADSs may not be offered or sold, directly or indirectly, and this prospectus supplement, the accompanying prospectus and any other offering or publicity material relating to the shares and ADSs may not be distributed or published, in or from any country or jurisdiction outside the United States except under circumstances that will result in compliance with applicable laws and regulations.

The international underwriters have represented and agreed that they will not offer or sell the shares and ADSs, make the shares and ADSs the subject of an invitation for purchase, or circulate or distribute this prospectus supplement, the accompanying prospectus or any other document or material in connection with the offer or sale, or invitation for purchase, of the shares and ADSs, whether directly or indirectly, to the public in any country or jurisdiction outside the United States except as permitted under applicable laws.

Member States of the European Economic Area

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of shares in the form of ADSs described in this prospectus supplement may not be made to the public in that relevant member state other than:

•           to any legal entity which is a qualified investor as defined in the Prospectus Directive;

•           to fewer than 100 or, if the relevant member state has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the relevant Dealer or Dealers nominated by us for any such offer; or

•           in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of securities shall require us or any international underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For purposes of this provision, the expression an “offer of securities to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive" means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the relevant member state) and includes any relevant implementing measure in the relevant member state.  The expression 2010 PD Amending Directive means Directive 2010/73/EU.

The selling shareholder of shares in the form of ADSs has not authorized and does not authorize the making of any offer of shares in the form of ADSs through any financial intermediary on its behalf, other than offers made by the international underwriters with a view to the final placement of the shares in the form of ADSs as contemplated in this prospectus supplement.  Accordingly, no purchaser of the shares in the form of ADSs other than the international underwriters, is authorized to make any further offer of the shares in the form of ADSs on behalf of the sellers or the international underwriters.

United Kingdom

This prospectus supplement and the accompanying prospectus are only being distributed to, and are only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (each such person being referred to as a “relevant person”).  This prospectus supplement and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other person in the United Kingdom.  Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

France

No prospectus (including any amendment, supplement or replacement thereto) has been prepared in connection with the offering of the shares and ADSs that has been approved by the Autorité des marchés financiers or by the competent authority of another State that is a contracting party to the Agreement on the European Economic Area and notified to the Autorité des marchés financiers; no shares or ADSs have been offered or sold nor will be offered or sold, directly or indirectly, to the public in France; the prospectus supplement or any other offering material relating to the shares or ADSs have not been distributed or caused to be distributed and will not be distributed or caused to be distributed to the public in France; such offers, sales and distributions have been and shall only be made in France to persons licensed to provide the investment service of portfolio management for the account of third parties, qualified investors (investisseurs qualifiés) and/or a restricted circle of investors (cercle restreint d’investisseurs), in each case investing for their own account, all as defined in Articles L. 411-2, D. 411-1, D. 411-2, D. 411-4, D. 734-1, D. 744-1, D. 754-1 and D. 764-1 of the Code monétaire et financier. The direct or indirect distribution to the public in France of any so acquired shares or ADSs may be made only as provided by Articles L. 411-1, L. 411-2, L. 412-1 and L. 621-8 to L. 621-8-3 of the Code monétaire et financier and applicable regulations thereunder.

Germany

The shares and ADSs will not be offered, sold or publicly promoted or advertised in the Federal Republic of Germany other than in compliance with the German Securities Prospectus Act (Gesetz u¨ber die Erstellung, Billigung und Vero¨ffentlichung des Prospekts, der beim o¨ffentlicken Angebot von Wertpapieren oder bei der Zulassung von Wertpapieren zum Handel an einem organisierten Markt zu vero¨ffenlichen ist — Wertpapierprospektgesetz) as of June 22, 2005, effective as of July 1, 2005 as amended, or any other laws and regulations applicable in the Federal Republic of Germany governing the issue, offering and sale of securities. No selling prospectus (Verkaufsprospekt) within the meaning of the German Securities Selling Prospectus Act has been or will be registered within the Financial Supervisory Authority of the Federal Republic of Germany or otherwise published in Germany.

The Netherlands

The shares and ADSs may not be offered, sold, transferred or delivered, in or from the Netherlands, as part of the initial distribution or as part of any reoffering, and neither this prospectus supplement nor any other document in respect of the offering may be distributed in or from the Netherlands, other than to individuals or legal entities who or which trade or invest in securities in the conduct of their profession or trade (which includes banks, investment banks, securities firms, insurance companies, pension funds, other institutional investors and treasury departments and finance companies of large enterprises), in which case, it must be made clear upon making the offer and from any documents or advertisements in which a forthcoming offering of shares and ADSs is publicly announced that the offer is exclusively made to such individuals or legal entities.

Spain

The shares and ADSs have not been registered with the Spanish National Commission for the Securities Market and, therefore, no shares or ADSs may be publicly offered, sold or delivered, nor any public offer in respect of the shares or ADSs made, nor may any prospectus or any other offering or publicity material relating to the shares or ADSs be distributed in Spain by the international agents or any person acting on their behalf, except in compliance with Spanish laws and regulations.

Switzerland

The shares and ADSs may not and will not be publicly offered distributed or re-distributed on a professional basis in or from Switzerland and neither this prospectus supplement nor any other solicitation for investments in the shares and ADSs may be communicated or distributed in Switzerland in any way that could constitute a public offering within the meaning of Articles 1156 or 652a of the Swiss Code of Obligations or of Article 2 of the Federal Act on Investment Funds of March 18, 1994.  This prospectus supplement may not be copied, reproduced, distributed or passed on to others without the prior written consent of the international underwriters.  This prospectus supplement is not a prospectus within the meaning of Articles 1156 and 652a of the Swiss Code of Obligations or a listing prospectus according to article 32 of the Listing Rules of the Swiss exchange and may not comply with the information standards required thereunder.  We will not apply for a listing of the shares and ADSs on any Swiss stock exchange or other Swiss regulated market and this prospectus supplement may not comply with the information required under the relevant listing rules.  The shares and ADSs have not and will not be registered with the Swiss Federal Banking Commission and have not and will not be authorized under the Federal Act on Investment Funds of March 18, 1994.  The investor protection afforded to acquirers of investment fund certificates by the Federal Act on Investment Funds of March 18, 1994 does not extend to acquirers of the shares and ADSs.

Notice to Prospective Investors in Argentina

This prospectus supplement has not been registered with the Comisión Nacional de Valores and may not be offered publicly in Argentina.  The prospectus supplement may not be publicly distributed in Argentina.  Neither we nor the international underwriters will solicit the public in Argentina in connection with this prospectus supplement.

Notice to Prospective Investors in Peru

The shares and ADSs have not been and will not be approved by or registered with the Peruvian securities regulatory authority, the National Supervisory Commission of Companies and Securities (Comisión Nacional Supervisora de Empresas y Valores).  However, the shares and ADSs have been registered with the Superintendency of Banking, Insurance and Private Pension Funds (Superintendencia de Bancos, Seguros y Administradoras Privadas de Fondos de Pensiones) in order to be offered or sold in private placement transactions addressed to Peruvian institutional investors such as Peruvian private pension funds.

Notice to Prospective Investors in Brazil

The shares and ADSs have not been and will not be registered under the Brazilian Securities Commission or any other regulated market in Brazil.  This offering memorandum is not and shall not be considered as an offering of the shares or ADSs by Banco Santander Chile in Brazil.

Notice to Prospective Investors in Colombia

The shares and ADSs have not been and will not be registered on the Colombian National Registry of Securities and Issuers or in the Colombian Stock Exchange.  Therefore, the shares and ADSs may not be publicly offered in Colombia.  This material is for your sole and exclusive use as a determined entity, including any of your shareholders, administrators or employees, as applicable.  You acknowledge the Colombian laws and regulations (specifically foreign exchange and tax regulations) applicable to any transaction or investment consummated pursuant hereto and represent that you are the sole liable party for full compliance with any such laws and regulations.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus supplement relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority ("DFSA").  This prospectus supplement is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA.  It must not be delivered to, or relied on by, any other person.  The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers.  The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth herein and has no responsibility for the prospectus supplement.  The shares and ADSs to which this prospectus supplement relates may be illiquid and/or subject to restrictions on their resale.  Prospective purchasers of the shares and ADSs offered should conduct their own due diligence on the shares and ADSs. If you do not understand the contents of this prospectus supplement you should consult an authorized financial advisor.

Conflict of Interest

Santander Investment Securities Inc. is a member of FINRA and is participating in the distribution of our shares in the form of ADSs. The distribution arrangements for this offering comply with the requirements of FINRA Rule 5121, regarding a FINRA member firm’s participation in the distribution of securities of an affiliate. In accordance with Rule 5121, no FINRA member firm that has a conflict of interest under Rule 5121 may make sales in this offering to any discretionary account without the prior approval of the customer.

LEGAL MATTERS

Certain legal matters as to New York law and U.S. federal law will be passed upon for Santander-Chile and the selling shareholder by Davis Polk & Wardwell LLP, New York, New York, and for the underwriters by Shearman & Sterling LLP, New York, New York.  Certain legal matters as to Chilean law will be passed upon for Santander-Chile and the selling shareholder by Philippi, Irarrazaval, Pulido & Brunner Santiago, Chile, and for the underwriters by Barros & Errázuriz Abogados. Davis Polk & Wardwell LLP will rely, without investigation, upon Philippi, Irarrazaval, Pulido & Brunner as to all matters governed by Chilean law. Shearman & Sterling LLP will rely, without investigation, upon Barros & Errázuriz Abogados as to all matters governed by Chilean law. Barros & Errázuriz Abogados will rely, without investigation, upon Shearman & Sterling LLP as to all matters governed by New York Law and U.S. federal law.

14,741,593,828 Shares

BANCO SANTANDER-CHILE

Common Stock in the Form of American Depositary Shares

________________

PROSPECTUS SUPPLEMENT
________________

Global Coordinator & Joint Bookrunner

Santander
Joint Bookrunners

BofA Merrill Lynch	Credit Suisse
Co-Manager

Citigroup

         , 2011